EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE - MKT: ASM
November 8, 2016	TSX-V: ASM FSE: GV6

Avino Reports Q3 2016 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, “Avino” or “the Company”) is pleased to announce the consolidated financial results for the Company’s third quarter ended September 30, 2016. The financial statements and the management discussion and analysis can be viewed on the Company's web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

THIRD QUARTER 2016 HIGHLIGHTS

•	Generated revenues of $13.2 million from the sale concentrates, a 163% increase from the third quarter of 2015

•	Mine operating income of $6 million, a 172% increase compared to the third quarter of 2015

•	Total equity of over $68 million, a 32% increase compared to the third quarter of 2015

•	Net income after taxes of $1.2 million

•	Produced 649,831 silver equivalent ounces¹, including 410,908 ounces of silver, 1,813 ounces of gold and 1,045,091 pounds of copper

•	Consolidated all-in sustaining cost (“AISC”)[2] was $13.83 (US$10.60) per payable silver equivalent ounce, a 15% increase compared to $11.99 or (US$9.16) per ounce in the third quarter of 2015

•	Average realized selling prices for silver and gold were US$19.49 and US$1,328 per ounce respectively

•	Cash and cash equivalents of $15 million were on hand at the end of the quarter

“We are pleased with the Company’s Q3 results, especially the improvements in revenues, operating income and net income. We continue to fine tune operations at both the San Gonzalo and Avino Mines, which we expect will result in production and recovery improvements in upcoming quarters. I’m most grateful for our team’s ongoing efforts towards more efficient operations, and I thank them for their support and dedication. Other key achievements for the quarter, included the start of construction for a new tailings storage facility in Mexico, new resource estimates for both the Avino and Bralorne properties, as well as commencing a new exploration drilling project at the Avino mine; this program aligns directly with our brownfield exploration initiatives and objectives.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd

1. Metal Production is expressed in terms of silver equivalent ounces, (oz Ag Eq.), the formula for which depends on the gold and silver metal prices used in each year and hence are only indicative.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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OVERALL PERFORMACE AND HIGHLIGHTS

HIGHLIGHTS	Third Quarter 2016		Third Quarter 2015		Change
Operating
Tonnes Milled		138,031		130,490	6%
Silver Ounces Produced		410,908		399,836	3%
Gold Ounces Produced		1,813		1,644	10%
Copper Pounds Produced		1,045,091		1,344,174	-22%
Silver Equivalent Ounces[1] Produced		649,831		770,004	-16%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]		608,795		300,420	103%
Cash Cost per Silver Equivalent Ounce[2,3]		$10.83		$8.26	31%
US$ Cash Cost per Silver Equivalent Ounce[2,3]	US$	8.30	US$	6.31	32%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]		$13.83		$11.99	15%
US$ All-in Sustaining Cost per Silver Equivalent Ounce[2,3]	US$	10.60	US$	9.16	16%
Average Realized Silver Price per Ounce ($US)	US$	19.49	US$	15.75	24%
Average Realized Gold Price per Ounce ($US)	US$	1,328	US$	1,158	15%
Average Realized Copper Price per Tonne ($US)	US$	4,804		-	-%
Financial
Revenues		$13,218,226		$5,028,314	163%
Mine Operating Income		$5,962,954		$2,188,568	172%
Net Income (Loss)		$1,166,699		$(625,193)	274%
Cash		$14,908,063		$9,145,588	63%
Working Capital		$21,701,958		$11,549,712	88%
Shareholders
Earnings (Loss) per Share ("EPS") – Basic		$0.03		$(0.02)	250%
Cash Flow per Share (YTD)[3]		$0.12		$0.10	20%

All figures in Canadian dollars unless other wise indicated

1. Metal production is expressed in terms of silver equivalent ounces, (oz Ag Eq), the formula for which depends on the copper, gold and silver metal prices used in each period and hence are only indicative.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

Financial Results

The Company generated revenues of $13.2 million during the third quarter of 2016; a 163% increase compared to the third quarter of 2015. The increase is a result of commercial production being declared at the Avino Mine.

Mine operating income was $6 million during the third quarter of 2016, an increase of $3.8 million or 172% from $2.2 million in 2015. During the third quarter of 2016, net income increased by $1.8 million to $1.2 million or $0.03 per share, compared to a net loss of $625,193 or $0.02 basic and diluted per share during the corresponding period of 2015.

1. Metal Production is expressed in terms of silver equivalent ounces, (oz Ag Eq.), the formula for which depends on the gold and silver metal prices used in each year and hence are only indicative.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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Operational Results

Silver equivalent production for the third quarter of 2016 decreased 16% to 649,831 oz1 compared to 770,004 oz in the third quarter of 2015. Silver production for the third quarter of 2016 increased 3% to 410,908 oz compared the third quarter of 2015. Gold production for the third quarter of 2016 increased by 10% to 1,813 oz compared to 1,644 oz in the corresponding period of 2015. Copper production decreased by 22% to 1,045,091 lbs compared to 1,344,174 lbs in the third quarter of 2015. Total mill feed processed during the third quarter of 2016 was 138,031 dry tonnes compared to 130,490 dry tonnes during the third quarter of 2015, an increase of 6%.

At the Avino Mine, silver equivalent ounces1 produced during the third quarter totalled 396,397 compared to 493,455 during the third quarter of 2015, a decrease of 20%. The lower production is due to the lower recoveries achieved as a result of mining activities taking place in a new mineralized zone which is located on the hanging wall side of the Avino vein beyond the fault. This new zone has yet to be fully studied. Going forward we expect recoveries to improve as the plant is optimized for material from this new zone.

At the San Gonzalo Mine, silver equivalent ounces1 produced during the third quarter of 2016 totalled 253,434 representing a decrease of 8% compared to the third quarter of 2015. All-in sustaining cash costs during the third quarter of 2016 were $11.27 (US$8.64) per AgEq ounce1 compared to $12.04 (US$9.20) during the third quarter of 2015, a decrease of 6%.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per AgEq ounce1 during the third quarter of 2016 were $13.83 (US$10.60) compared to $11.99 (US$9.16) during the corresponding period of 2015, an increase of 15%.

Capital expenditures during the nine months ended September 30, 2016, net of concentrate proceeds of $6,020,183, were $7,420,163 compared to $6,947,324 during the nine months ended September 30, 2015.

Capital expenditures relate to the Avino mine advancement and mining and production equipment to advance operations at the San Gonzalo, Avino, and Bralorne mines.

Bralorne Mine Update

During the third quarter of 2016, the Company continued to develop a strategic operating plan for profitable production at Bralorne. The mine plan includes changing the mining method to long hole mining, which is considered safer and less labour intensive than previous trial methods employed and is expected to support production levels of up to 300 tpd. New mining equipment is being acquired to replace older equipment and to further mechanize for long hole mining. The first work to be carried out underground will be to test the long hole mining method. Engineering is in progress to expand the mill from 100 tpd to 300 tpd. Engineering is also being carried out to upgrade the surface infrastructure for a 300 tpd operation. Expansion work for the mill and infrastructure is expected to start before the end of 2016.

The tailings impoundment for the Tailings Storage Facility (“TSF”) was raised in October 2015, and additional buttress work was completed on the impoundment during the third quarter of 2016. The Interim Mine Closure Plan (“IMCP”) and review process is underway and is expected to be completed by the end of 2016. The work on the TSF, the IMCP and the strategic operating plan is contributing to the Company’s goal of obtaining the permits to resume processing and mining activities from British Columbia's Ministry of Energy & Mines and Ministry of Environment.

1. Metal Production is expressed in terms of silver equivalent ounces, (oz Ag Eq.), the formula for which depends on the gold and silver metal prices used in each year and hence are only indicative.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, each of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call

Avino will be holding a conference call on November 9, 2016 at 8:00 am Pacific Standard Time (11:00 am Eastern Standard Time).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company's web site within one hour following the conclusion of the call.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director; Avino’s Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons (“QP”) within the context of National Instrument 43-101. The respective QP’s have reviewed and approved all the applicable technical data in this press release.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

1. Metal Production is expressed in terms of silver equivalent ounces, (oz Ag Eq.), the formula for which depends on the gold and silver metal prices used in each year and hence are only indicative.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Advance the Bralorne project towards profitable production;

3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;

4.	Assess the potential for processing the oxide tailings resource from previous milling operations and;

5.	Identify and evaluate potential projects for acquisition.

ON BEHALF OF THE BOARD

“David Wolfin”

__________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1. Metal Production is expressed in terms of silver equivalent ounces, (oz Ag Eq.), the formula for which depends on the gold and silver metal prices used in each year and hence are only indicative.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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